ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements from 23 December 2010 to 04 February 2011

DATE	DETAILS

2 February 2011	Director’s share purchase (Sir John Parker)

1 February 2011	Voting rights and capital (end January issued share capital confirmed plus transfer of shares from treasury)

25 January 2011	Notification of Major Interests in Shares – Norges Bank 3%

24 January 2011	Notification of Major Interests in Shares – Deutsche Bank AG reduces to under 3%

24 January 2011	Cancellation of Notes Purchased Pursuant to Cash Tender Offers

20 January 2011	Notification of Directors’ Interests -Scrip Dividend participants

19 January 2011	Voting rights and capital (Scrip Issue – interim dividend)

19 January 2011	Notification of Major Interests in Shares – Deutsche Bank AG reduces to 4.92%

18 January 2011	Voting rights and capital (transfer of shares from treasury)

14 January 2011	Notification of Major Interests in Shares – Deutsche Bank AG at 5.43%

10 January 2011	Directors Interests-Share Incentive Plan-monthly update

5 January 2011	Voting rights and capital (transfer of shares from treasury)

4 January 2011	Voting rights and capital (end December 2010 issued capital confirmed)

30 December 2010	Sharesave Scheme – Grant of options- A Bonfield

29 December 2010	Notification of Major Interests in Shares – Invesco Ltd

Note: During the period, four separate ‘same day’ National Grid plc
Forms 6-k were sent, covering the following announcements:

-18 January 2011: ‘National Grid plc Scrip Dividend’.

-21 January 2011: ‘Decision on Niagara Mohawk Electric Rate Case’.

-31 January 2011: ‘National Grid plc Interim Management Statement for

the period 1 October 2010 to 30 January 2011’.

-31 January 2011: ‘Change of Executive Directors’ Responsibilities,

Restructuring and $200m US Efficiency Programme’.